EXHIBIT 99.1

Medicenna Establishes Boston Presence, Appoints Brent Meadows as Chief Business Officer, and Bolsters Management

  Company to grow business development, financing and clinical leadership in Boston by accessing top-biotech talent.
  Brent Meadows, MBA, joins as Chief Business Officer (CBO), bringing over 25 years of large pharma and biotech experience and a track record of multiple high-value transactions in oncology and immuno-oncology.
  After over 6 years as CFO, Ms. Elizabeth Williams has chosen to pursue another biotech opportunity. A search for her replacement is currently underway.
  Company strengthens the management team with the appointment of Delphine Davan, MSc, MBA, as VP of Investor Relations, Evelyn Pau, PhD, as VP of External Collaborations; promotion of Eamonn Peters, CPA, CA to VP of Finance and Minh To, PhD, as VP of Oncology Research.

TORONTO and HOUSTON, Aug. 14, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical-stage immunotherapy company, announced today the appointment of Brent Meadows, MBA, as its Chief Business Officer (“CBO”), as part of the Company’s plans to establish a world-class C-suite in Boston, the industry’s largest biotech hub. Mr. Meadows brings over 25 years of business development, commercial strategy and marketing experience at large pharma and biotech companies, including Johnson & Johnson, Bristol-Myers Squibb, Shire/Baxalta, and Regeneron, among others.

In this role, Mr. Meadows will be responsible for leadership of Medicenna’s business development and corporate strategy, including structuring, negotiating and executing key alliances and partnerships with Medicenna’s Phase 3 ready glioblastoma (“GBM”) asset, bizaxofusp, and its pipeline of clinical and pre-clinical Superkines. Medicenna's strategic decision to expand its leadership team in Boston represents a significant milestone in the company's growth trajectory.

"On behalf of the Medicenna team, we are thrilled to welcome Brent as our CBO as we build our business development, financing and clinical leadership in Boston,” said Dr. Fahar Merchant, President and CEO of Medicenna. "Brent is an accomplished biopharma leader with an outstanding track record of multiple oncology transactions at both large pharma and biotech companies. By strengthening our executive team with additional C- level appointments in Boston, we look forward to an exciting phase this year and next as we anticipate to reach multiple value inflection milestones with MDNA11’s single-agent and combination dose expansion trials. Brent’s leadership will be key to ensuring that the full potential of bizaxofusp and our Superkine platforms are captured across therapy areas to bring transformative medicines to patients.”

Mr. Meadows said, “I am very excited to join Medicenna’s team to build partnerships and execute transactions with its pipeline of highly differentiated clinical and pre-clinical Superkines, particularly its Phase 3 ready bizaxofusp, which has demonstrated encouraging results in patients with recurrent GBM, a devastating form of brain cancer. Medicenna is founded on transformational science, and I am looking forward to driving the Company's business development strategy as we execute our mission to bring these breakthroughs to more patients in need."

Prior to joining Medicenna, Mr. Meadows served as CBO at OncoOne, where he defined the company's overall business strategy with his cross-functional leadership and oversaw business development, including deal execution. He has also held senior-level positions in business development, commercial strategy and marketing at Regeneron, Bristol Myers Squibb, Biogen and several senior positions at Johnson and Johnson. While at AVEO Oncology and Baxalta/Shire, he led or co-led multiple transactions, each worth over $1 billion. He has an MBA from Babson College and a BSc in Finance from University of Richmond.

In addition, Medicenna is strengthening its investor relations and financial teams with the appointment of Delphine Davan as Vice President of Investor Relations and Communications, and the promotion of Eamonn Peters to Vice President of Finance. In supporting our partnerships with world-class academic groups and biopharma companies, Evelyn Pau joins the Company as VP of External Collaborations and Minh To is promoted to VP of Oncology Research to support the progression of early-stage immuno-oncology programs toward the clinic.

The company also announces the departure of Elizabeth Williams, CPA, CA, from her role as Chief Financial Officer to pursue another biotech opportunity. “We thank Ms. Williams for her contribution to the Company since joining us in 2016 as CFO. We wish her the best of luck in her future endeavors.” said Dr. Merchant. “This marks a strategic turning point for Medicenna, as we bolster our team with professionals committed to the highest standards in corporate development, finance and effective investor interactions,” added Dr Merchant.

Ms. Williams stated: “It has been an honor to be a part of the Medicenna team, and I look forward to following the future success of the Company.”

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements on the development and potential of the Superkines, on any potential benefits that may be realized as a result of new members of the management team, on its growth and business development, financing and clinical activities, the access to top-biotech talent, the Company’s corporate strategy and value inflection milestones with MDNA11’s single-agent and combination dose expansion trials. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially,” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

For further information about the Company please contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications, Medicenna Therapeutics
Phone: 514-968-1046
ddavan@medicenna.com

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